Rebecca DiStefano

Tel. (561) 955-7654

Fax (561) 367-6254

distefanor@gtlaw.com

December 22, 2009

VIA EDGAR TRANSMISSION

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

Brekford International Corp.

Item 4.01 Form 8-K

Filed December 11, 2009

File No. 000-52719

Dear Mr. Spirgel:

On behalf of our client, Brekford International Corp. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated December 17, 2009 (the “Comment Letter”).  The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Form 8-K

Item 4.01

1.

We note you state in the Form 8-K that “there were no ‘reportable events’” and then proceed to list a number of material weaknesses, which appear to be reportable events as defined in Item 304(a)(1)(v).  Accordingly, please revise your Form 8-K to affirmatively state that reportable events did exist.

As requested, the Company has revised the disclosure in its amended filing to clearly state that the Company had certain reportable events as defined in Item 304(a)(1)(v) of Regulation S-K in the past two fiscal years and subsequent interim period.

Please note in the letter attached hereto the Chief Executive Officer of the Company has provided an executed acknowledgement that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its Form 8-K/A; and,

Larry Spirgel

Assistant Director

Securities and Exchange Commission

December 22, 2009

•

Staff comments or changes to the disclosure in response to Staff comments in its Form 8-K/A do not foreclose the Commission from taking any action with respect to the filing; and,

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

/s/ Rebecca G. Distefano
Rebecca G. Distefano

cc:

Mr. C.B. Brechin

Mr. Tin Khin

BREKFORD INTERNATIONAL CORP.

7020 Dorsey Road, Suite C

Hanover, Maryland 21076

December 22, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

Re:

Brekford International Corp.
Item 4.01 Form 8-K

Filed December 11, 2009, as amended December 22, 2009

File 000-52719

Dear Mr. Spirgel:

Brekford International Corp. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Form 8-K, as amended  (the “Filing”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Brekford International Corp.

By:	/s/ C.B. Brechin
Name:	C.B. Brechin
Title:	Chief Executive Officer